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August 24, 2011

VIA EDGAR

Re:                               Walter Energy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 28, 2011
Form 10-Q for Fiscal Quarter Ended June 30, 2011
Filed August 9, 2011
File No. 001-13711

Mr. Roger Schwall
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mailstop 7010

Washington, D.C. 20549

Dear Mr. Schwall:

On behalf of Walter Energy, Inc. (the “Registrant”), we confirm that the Registrant is in receipt of the Staff’s comment letter dated August 19, 2011, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2010 and the Company’s Form 10-Q for the fiscal quarter ended June 30, 2011.

In order for the Registrant to review its response fully with its independent auditors and Audit Committee, the Registrant proposes to submit its formal responses to the Staff’s comments on or before September 23, 2011.  Your consideration in this regard is greatly appreciated.

Very truly yours,

SIMPSON THACHER & BARTLETT LLP

cc:                                 Jennifer O’Brien, Securities and Exchange Commission